Exhibit 99.1

McCarthy Tétrault S.E.N.C.R.L., s.r.l. 500, Grande Allée Est, 9e étage Québec, QC G1R 2J7 Canada

December 19, 2022

IMV Inc.

130 Eileen Stubbs Avenue, Suite 19

Dartmouth, NS B3B 2C4

Dear Sirs/Mesdames:

Re:	IMV Inc. - Registration Statement on Form F-10 (File No. 333-266082)

We refer to the prospectus supplements, each dated December 19, 2022, to the base shelf prospectus incorporated into the registration statement on Form F-10 dated July 25, 2022 (the “Registration Statement”) of IMV Inc. to which this consent is exhibited. We hereby consent to the use of our firm name in the prospectus supplements included in the Registration Statement and under the headings “Legal Matters” and “Documents Filed as Part of the U.S. Registration Statement” and to the reference to and use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

In giving this consent, we do not thereby acknowledge that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ McCarthy Tétrault LLP